EXHIBIT 21

LIST OF SUBSIDIARIES*

(a)	Bassett Furniture Industries of North Carolina, LLC. (North Carolina limited liability Corporation )

(b)	The E.B. Malone Corporation (Delaware Corporation)

(c)	Bassett Direct Stores, LLC. (Virginia limited liability Corporation)

(d)	Bassett Direct NC, LLC (Virginia limited liability company)

(e)	Bassett Direct SC, LLC (Virginia limited liability company)

(f)	The Accessories Group, Inc. (Virginia Corporation)

(g)	Bassett Industries Alternative Asset Fund, L.P. (99.95% ownership) (Delaware limited partnership)

(h)	LRG Furniture, LLC (Virginia limited liability company)

(i)	BDP, LC (Texas limited liability company)

(j)	BFD-Atlanta, LLC (Virginia limited liability company)

(k)	BD Boston, LLC (Virginia limited liability corporation)

(l)	BDU NY, LLC (Virginia limited liability company)

*	All subsidiaries are wholly-owned unless otherwise noted.